77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of Merrill Lynch Value Opportunities Fund, Inc. held on August 31, 2006, the results were as follows:

PROPOSAL 1.

     To approve a new investment advisory agreement between the Fund and BlackRock Advisors, Inc. or its successor (“BlackRock Advisors”). With respect to Proposal 1, the shares of the Fund were voted as follows:

For

Against

Abstain

59,722,172

1,124,519

1,111,271

PROPOSAL 3.

     To approve a contingent subadvisory agreement between the Fund’s Adviser and BlackRock Advisors (the “BlackRock Subadvisor”).  With respect to Proposal 3, the shares of the Fund were voted as follows:

For

Against

Abstain

59,603,249

   1,182,471

1,172,241